  Exhibit 99.1

High Tide Opens 220th Canna Cabana in Sarnia, Ontario

The Company Also Announces the Details of the Release of Its Upcoming First Quarter 2026 Financial Results

CALGARY, AB, March 6, 2026 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that its Canna Cabana retail cannabis store located at 1355 London Road in Sarnia, Ontario, will begin selling recreational cannabis products and consumption accessories for adult use on March 9, 2026. This opening brings High Tide's total store count to 220 Canna Cabana locations across Canada and 96 in the province of Ontario.

High Tide Inc., March 6, 2026 (CNW Group/High Tide Inc.)

This location marks the Company's first entry into the Sarnia market and represents a strong demographic fit as it expands further into Southwestern Ontario. Strategically positioned in the city's east end along London Road, the site offers excellent visibility within a well-established commercial node directly across Lambton Mall. The store benefits from a highly complementary tenant mix, co-tenanted with nationally recognized retailers in addition to a concentration of big-box retail located directly across the street.

"I am pleased to announce our entry into the Sarnia market as we continue expanding into high-potential communities across Canada where Canna Cabana does not yet have a presence," said Raj Grover, Founder and Chief Executive Officer of High Tide. "Sarnia offers a strong demographic profile for cannabis retail, and we believe our discount club model will resonate well with local consumers seeking value, selection, and a differentiated retail experience."

"While we are proud to have reached 220 stores nationwide, Canada still presents meaningful opportunities for continued organic expansion. Our approach remains disciplined and data-driven, focusing on quality locations and communities where the fundamentals support long-term growth," added Mr. Grover.

WEBCAST LINK FOR HIGH TIDE EARNINGS EVENT

The Company also announces that it will release its financial and operational results for the quarter ended January 31, 2026, after financial markets close on Tuesday, March 17, 2026. High Tide's first fiscal quarter 2026 financial and operational results will be available on SEDAR+, EDGAR, and on the Company's website at https://hightideinc.com/invest.

Following the release of its first fiscal quarter financial and operational results, High Tide will host a webcast with Raj Grover, Founder and Chief Executive Officer, and Mayank Mahajan, Chief Financial Officer, to discuss the Company's financial results and what the remaining fiscal year holds for High Tide, at 11:30 AM Eastern Time on Wednesday, March 18, 2026.

https://app.webinar.net/XVw7dN1x5Z6

Participants are encouraged to pre-register for the webcast by clicking on the link above prior to the beginning of the live webcast. Three hours after the live webcast, a replay of the webcast will be available at the same link above.

Participants who wish to ask questions during the event may do so through the call-in line, the access information for which is as follows:

North American Toll Free: 1-888-510-2154
International Toll Free (Germany): 498005889782

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. Its wholly owned subsidiary, Canna Cabana, is the second-largest cannabis retail brand globally. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 220 domestic locations. The Company's Canadian bricks-and-mortar operations span British Columbia, Alberta, Saskatchewan, Manitoba, and Ontario, holding a growing 12% share of the market. In 2021, Canna Cabana became the first cannabis discount club retailer in the world. The Company also owns and operates multiple global e-commerce platforms offering accessories and hemp-derived CBD products.

Medical Cannabis Distribution: Remexian Pharma GmbH is a leading German pharmaceutical company built for the purpose of importation and wholesale of medical cannabis products at affordable prices. Among all German medical cannabis procurers, Remexian has one of the most diverse reaches across the globe and is licensed to import from 19 countries including Canada.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2025 for the fifth consecutive year and was recognized as a top 50 company by the TSX Venture Exchange (the "TSXV") in 2022, 2024 and 2025. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Media Inquiries
Carter Brownlee
Communications and Public Affairs Advisor
High Tide Inc.
cbrownlee@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the timing of the new locations opening and beginning to sell recreational cannabis products and consumption accessories for adult use; the expected benefits of the store locations; and the level of competition in the area. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/March2026/06/c6496.html

%CIK: 0001847409

CO: High Tide Inc.

CNW 06:00e 06-MAR-26